Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Cessation of Term of Independent Directors

Mumbai, July 30, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we inform you that upon completion of the their term as Independent Directors, Mr Nasser Munjee (DIN: 00010180), Mr Vinesh Kumar Jairath (DIN: 00391684) and Mrs Falguni Nayar (DIN: 00003633) ceased to be Directors of the Company with effect from July 30, 2019.

Enclosed herewith is the brief details of change of director as prescribed vide SEBI circular dated September 9, 2015.

Sr. No.	Particulars	Details of change
		Mr Nasser Munjee	Mr Vinesh Kumar Jairath	Mrs Falguni Nayar
1.	Reason for change viz. appointment, resignation, removal, death or otherwise	Cessation of term of appointment	Cessation of term of appointment	Cessation of term of appointment
2.	-Date of ~~appointment~~/cessation (as applicable) & -term of appointment	July 30, 2019 July 31, 2014 – July 30, 2019	July 30, 2019 July 31, 2014 – July 30, 2019	July 30, 2019 July 31, 2014 – July 30, 2019
3.	Brief profile (in case of appointment)	NA	NA	NA
4.	Disclosure of relationships between directors (in case of appointment of a Director)	NA	NA	NA

You are requested to kindly take the above on record.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.